Common Stock Offering January 2017 Filed Pursuant to Rule 433 Registration Statement No. 333-215481 Dated January 9, 2017

Forward Looking Statement This presentation contains forward-looking statements, as defined by Federal Securities Laws, relating to present or future trends or factors affecting the operations, markets and products of CenterState Banks, Inc. (“CSFL” or the “Company”). These statements are provided to assist in the understanding of future financial performance. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of factors that may cause such forward-looking statements to differ materially from actual results, please refer to CSFL’s most recent Form 10-Q and Form 10-K filed with the U.S. Securities and Exchange Commission (SEC). CSFL undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this presentation. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, any securities of the Company by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.   Neither the SEC nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Securities of the Company are not deposits or insured by the FDIC or any other agency.   The Company has filed a registration statement (including the preliminary prospectus supplement and the prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the underwriters will arrange to send you the preliminary prospectus supplement and the prospectus if you request them by contacting Keefe, Bruyette & Woods, Inc., toll free at 1-800-966-1559, or Raymond James & Associates, Inc. toll free at 727-567-5012. Non-GAAP Financial Measures   This presentation contains financial information determined by methods other than in accordance with GAAP.  The Company’s management uses non-GAAP financial metrics in their analysis of the Company’s performance to identify operating revenues and expenses in a period that directly drive operating net income in that period.  These non-GAAP measures typically adjust GAAP performance measures to exclude the effects of the amortization of intangibles, as well as adjust net income for certain significant activities or transactions that in management’s opinion can distort period-to-period comparisons of the Company’s performance. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in the Appendix to this presentation.

Offering Summary Issuer: CenterState Banks, Inc. Security: Common Stock Offering Format: Follow-On Offering Exchange / Listing: Nasdaq: CSFL Base Deal: 2,450,000 shares Overallotment Option: 245,000 shares Use of Proceeds: General Corporate Purposes Lock-Up: 60 days Joint Bookrunners: Keefe, Bruyette & Woods | Raymond James & Associates, Inc.

Pro forma for recently announced acquisitions of Platinum Bank Holding Company and Gateway Financial Holdings of Florida, Inc. Pro forma adjusted for the two recently announced acquisitions and 2.695 million shares issued at CSFL’s closing price of $25.13 as of 1/6/17 Pro Forma Capital Ratios Common Stock Issuance – Static Capital Impact (2) (1)

Overview of Pro Forma Franchise Tampa Jacksonville Orlando Winter Haven Miami Company Highlights Ocala Gainesville Sarasota Daytona Beach CSFL (69) Platinum (7) Gateway (9) St. Augustine Vero Beach Boca Raton Established in 2000 Ticker Symbol: CSFL (NASDAQ) Headquartered in Winter Haven, FL on the I-4 Corridor $6.5B in assets $4.3B in loans $5.3B in deposits 85 branches Data as of 9/30/16 CSFL pro forma for recently announced acquisitions of Platinum Bank Holding Company and Gateway Financial Holdings of Florida, Inc. Note: CSFL branch count includes two de novo branches in the Jacksonville and Palm Coast markets that have been approved, but not yet opened Excludes purchase accounting adjustments and potential branch closures

Key Management Team John C. Corbett – President and Chief Executive Officer Jennifer L. Idell – Senior Vice President, Chief Financial Officer and Corporate Secretary Stephen D. Young – Executive Vice President and Chief Operating Officer President and CEO of the Company since 2015, and of the Bank since 2003 Prior to becoming President and CEO, served as Executive Vice President and Chief Credit Officer of the Company Before joining CSFL in 1999, worked as Vice President of Commercial Banking at First Union National Bank in Florida (1990 to 1999) Senior Vice President, Chief Financial Officer and Corporate Secretary of the Company since June 2016, and the Chief Financial Officer of the Bank since 2010 Prior to joining CSFL, was the Controller and subsequently the CFO of Bank of Florida-Southwest between 2004 and 2010 Began banking career in 1996 with First Southern Bank in Boca Raton and was the Controller until 2004 Executive Vice President and Chief Operating Officer of the Company and of the Bank Previously was Executive Vice President and Chief Financial Officer of the Bank from 2002 to 2010 Also worked as a Senior Auditor with Deloitte & Touche LLP from 1998 to 2001 Ernest S. Pinner – Executive Chairman of the Board of Directors Executive Chairman of the Board of Directors for the Company and CenterState Bank of Florida, N.A. (the “Bank”) Founding President and CEO of the Bank Before joining CSFL in 1999, served as area President and Senior Vice President of First Union National Bank between 1986 and 1999

Source: SNL Financial Stock Price Outperformance Over 1, 3 & 5 Year Periods 3 Year: 1/6/14 – 1/6/17 5 Year: 1/6/12 – 1/6/17 1 Year: 1/6/16 – 1/6/17

Includes recently announced acquisitions of Platinum Bank Holding Company and Gateway Financial Holdings of Florida, Inc. Current Focus Improve earning asset mix by increasing loan to deposit ratio Loan to deposit ratio of 67% as of 12/31/10 vs. 81% as of 9/30/16 (1) Recruiting commercial lending teams 2. Invest in non-interest income lines of business SBA Mortgage ARC interest rate swap product 3. M&A Core competency after 14 announced acquisitions since 2009 (1) Ample opportunities However, no longer necessary to achieve scale

Source: SNL Financial Data as of 9/30/16 for all Florida headquartered banks under $10 billion in assets Public companies are defined as financial institutions traded on a national securities exchange Florida Headquartered Banks – 127 14 Transactions Announced Since 2009 CSFL – Well Positioned Florida Consolidator 2016 Platinum Bank Holding Co. Gateway Financial Holdings of Florida, Inc. 2015 Community Bank of South Florida Hometown of Homestead Banking Co. 2014 First Southern Bancorp 2013 Gulfstream Bancshares 2012 FDIC - Central Florida State Bank FDIC - First Guaranty Bank & Trust Co. 2011 Federal Trust from The Hartford Insurance TD Bank divesture 2010 FDIC - Olde Cypress Community FDIC - Independent National Bank of Ocala FDIC - Community National Bank of Bartow 2009 FDIC - Ocala National Bank

Source: SNL Financial Data as of 9/30/16; demographics deposit-weighting as of 6/30/16 Demographic data weighted by county, pro forma for announced acquisitions Announced Acquisition: Founded – 1997 Branches – 7 Headquarters in Brandon, FL Branches in: Tampa-St. Petersburg-Clearwater MSA Lakeland-Winter Haven MSA Company Highlights Total Assets - $584 million Gross Loans - $452 million Total Deposits - $493 million Financial Highlights ’17 – ’22 Proj. Pop. Growth (%) 2016 Average HHI

Source: SNL Financial Data as of 9/30/16; demographics deposit-weighting as of 6/30/16 Demographic data weighted by county, pro forma for recently announced acquisitions Announced Acquisition: Founded – 2006 Branches – 9 Headquarters in Daytona Beach, FL Branches in: Deltona-Daytona Beach-Ormond Beach, FL MSA Ocala-Gainesville, FL market Sarasota-Bradenton, FL MSA Company Highlights Total Assets - $880 million Gross Loans - $543 million Total Deposits - $721 million Financial Highlights ’17 – ’22 Median HHI Growth (%)

Data as of 12/31 of each year respectively; 3Q16 data as of 9/30/16 Pro forma for recently announced acquisitions of Platinum Bank Holding Company and Gateway Financial Holdings of Florida, Inc. Strong Balance Sheet Growth Total Assets ($ billions) Total Deposits ($ billions) Loans HFI ($ billions) CAGR: 24.6% CAGR: 23.7% CAGR: 28.7% (1) (1) (1)

Note: Adjusted operating income is net income after taxes and before extraordinary items, gain on the sale of held to maturity and available for sale securities and nonrecurring items, net of tax; See “Non-GAAP Reconciliation” for adjusted operating income in appendix Red dashed line denotes implied 4Q16 operating EPS derived by annualizing YTD16 operating EPS, shown for illustrative purposes only YTD16 data as of the nine months ended 9/30/16 Operating Earnings Per Share: Historical and Consensus Forecast 2012 – 2016(1) CAGR: 39.8% (1)

Data as of or for the twelve months ended each respective year; YTD16 data annualized as of or for the nine months ended 9/30/16 Adjusted operating income is net income after taxes and before extraordinary items, gain on the sale of held to maturity and available for sale securities and nonrecurring items, net of tax; See “Non-GAAP Reconciliation” for adjusted operating income in appendix Tangible common equity is defined as: [common equity – total intangibles] Efficiency Ratio is defined as follows: [non-interest expense – intangible amortization – credit related expenses – merger related expenses – other nonrecurring expense] / [net interest income (fully tax equivalent) + non-interest income – gain on sale of AFS securities – FDIC indemnification revenue – nonrecurring income] *See “Non-GAAP Reconciliation” in appendix Operating ROATCE (%) (1) (2)* Operating ROAA (%) (1)* Profitability Over Time Efficiency Ratio (%) (3)*

Core Deposits / Total Deposits (%) (1) Deposit Mix vs. Peers Premium Core Deposit Franchise Data standalone as of 9/30/16 Peer data source: SNL Financial Peers include the following: ABCB, BNCN, CBF, CCBG, CFNL, CHCO, FBNC, FFIN, FNBC, HOMB, LION, LTXB, OZRK, PNFP, RNST, SBCF, SBSI, SFNC, SSB, STBZ, TOWN, UBSH, UCBI, WSBC Core deposits defined as all non-time deposits Cost of Deposits (%)

Nonperforming Assets by Type Data standalone Excluding purchased credit-impaired loans Excludes OREO covered by FDIC loss share agreements NCOs / Average Loans Total Loans by Type (1) Total Loan Portfolio Consolidated Loan Concentrations C&D loan concentration of 28% CRE loan concentration of 271% (2)

Investment Thesis Based on strong operating results, CSFL shares outperformed the banking index over a 1, 3 & 5 year horizon Florida is an economic powerhouse and leads the nation in net migration With $6.5 billion in pro-forma assets, CSFL ranks as the 2nd largest community bank headquartered in Florida Investments are currently underway to accelerate growth and build shareholder value

Appendix

Non-GAAP Reconciliation

	Nine Months Ended	Twelve Months Ended			
	September 30, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Net Income (GAAP)	$26,314	$39,338	$12,964	$12,243	$9,905
Less: Realized gain on securities and Nonrecurring items [1]	(19,265)	(523)	(9,202)	254	(75)
Adjusted Operating Income	$45,579	$39,861	$22,166	$11,989	$9,980
Total shareholders' equity	$552,771	$490,514	$452,477	$273,379	$273,531
Less: Intangible assets	122,492	89,740	92,140	51,040	52,231
Tangible Common Equity	$430,279	$400,774	$360,337	$222,339	$221,300
Non interest income (GAAP)	$47,146	$37,450	$26,226	$33,946	$59,261
Less: Gain on sale of securities	(13)	(4)	(46)	(1,060)	(2,423)
Less: FDIC indemnification income	(96)	(1,686)	(2,982)	(5,542)	(6,017)
Less: Nonrecurring income	(308)	--	--	--	(453)
Adjusted non-interest income	46,729	35,760	23,198	27,344	50,368
Net interest income before provision (GAAP)	$131,791	$155,034	$130,871	$94,493	$86,469
Less: Total tax equivalent adjustment	2,427	2,198	1,374	1,372	1,345
Tax-equivalent net interest income	134,218	157,232	132,245	95,865	87,814
Non interest expense	$136,230	$126,082	$136,181	$110,762	$121,980
Less: CDI and Trust intangible amortization	(2,283)	(2,537)	(2,284)	(1,191)	(1,372)
Less: Credit related expenses	(1,157)	(2,295)	(5,282)	(12,730)	(11,206)
Less: Nonrecurring expenses	(29,699)	(827)	(14,306)	(722)	(3,328)
Adjusted non-interest expense	103,091	120,423	114,309	96,119	106,074
Efficiency Ratio	57 %	62 %	74 %	78 %	77 %

CenterState BANKS, INC.

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(1) Assumes a 35% tax rate

Investor Contacts John Corbett President & CEO jcorbett@centerstatebank.com Jennifer Idell Chief Financial Officer jidell@centerstatebank.com Steve Young Chief Operating Officer syoung@centerstatebank.com Phone Number 863-293-4710